Mail Stop 4561

June 13, 2006

Don Sargeant
Chief Manager
Agassiz Energy, LLC
510 County Road 71
Valley Technology Park
Crookston, Minnesota 56716

> **Re:** **Agassiz Energy, LLC**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 8, 2006**
> **Registration No. 333-133024**

Dear Mr. Sargeant:

This is to advise you that a preliminary review of the above amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note:

1.   Your Form SB-2/A does not appear to contain the current interim financial statements in accordance with the requirements of Item 310(g) of Regulation S-B.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel at (202) 551-3611 with any other questions. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (612) 332-2740
        Todd A. Taylor
        Leonard, O'Brien, Spencer, Gale & Sayre, Ltd.